Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 19, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	SERIES PORTFOLIOS TRUST (the “Trust”)
Securities Act Registration No.: 333-206240
Investment Company Act Registration No.: 811-23084

Dear Ms. DiAngelo Fettig:

This correspondence is in response to the comments the Trust received on September 25, 2020 from you with respect to the financial statements filed on Forms N-CSR and N-CEN for the funds listed in Appendix A (collectively, the “Funds”) for the fiscal years ended October 31, 2019, December 31, 2019 and April 30, 2020. For your convenience, your comments have been reproduced with the Trust’s response following the comment.

The Trust’s responses to your comments are as follows:

Form N-CSR

Rareview Longevity Income Generation Fund

Comment 1: The Staff notes that under the heading “What is the Fund’s Investment Strategy?”, the Rareview Longevity Income Generation Fund: “Normally, fixed-income securities will represent 60% or more of the Fund’s assets.” However, the Staff noted that similar disclosure is not included in the Fund’s prospectus. If this is a principal strategy of the Fund, it should be disclosed in the prospectus.

Response: The Trust responds by supplementally stating that the Rareview Longevity Income Generation Fund has determined to liquidate on or about October 27, 2020.

Comment 2: Footnote 2 to Rule 12-12 under Regulation S-X sets forth the requirements for how to categorize the schedule of investments (“SOI”) for a Fund. Specifically, the Staff notes investments should be categorized by type of investment and related industry. However, the SOI for the Rareview Longevity Income Generation Fund appears to categorize by investment type only.

Response: The Trust responds by supplementally stating that the Rareview Longevity Income Generation Fund has determined to liquidate on or about October 27, 2020.

Comment 3: The Staff notes that Fund paid distributions from return of capital. Please confirm in correspondence that the Fund has complied with shareholder notice requirement of Section 19(a) of the 1940 Act.

Response: The Trust responds by acknowledging that Section 19(a) of the 1940 Act requires that a payment made from a mutual fund that is from a source other than net investment income be accompanied by a written statement adequately disclosing the source of that payment. With respect to the Rareview Longevity Income Generation Fund, at the time of the distributions, the payments were estimated to made from both net income and capital gain as of the close of the period as of which such distributions were made. Section 19 notices did not accompany these payments since, in order to do so, the return of capital would have had to be anticipated prior to making the distributions. The return of capital distribution was reported on the Fund’s 2019 tax statement sent to shareholders.

Comment 4: Item 7(b) Rule 6-07 under Article 6 of Regulation S-X requires separate disclosure of distributions of realized gains of other investment companies in a Fund’s statement of operations. However, the Rareview Longevity Income Generation Fund does not provide the separate disclosure.

Response: The Trust responds by supplementally stating that the Rareview Longevity Income Generation Fund has determined to liquidate on or about October 27, 2020.

All Applicable Series

Comment 5: With respect to Funds that invest in derivatives, the disclosure in the Notes to Financial Statements seems general in nature. Going forward, please include disclosure more specific as to the reason the Fund invested in derivatives during the reporting period. Please refer to the guidance in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010). Please also see ASC 815-15-10-1.

Response: The Trust responds by supplementally confirming that going forward it will review the disclosure contained in the Fund’s Notes to Financial Statements so that the disclosure is consistent with the applicable guidance set forth by the Staff.

Comment 6: With respect to Funds that invest in swaps, please explain how the disclosure requirements of Regulation S-X, Article 12-13C column G “Upfront payments/receipts” has been met. In addition, please review and consider the guidance set forth in the February 20, 2018 AICPA expert panel minutes for guidance on the appropriate disclosure.

Response: The Trust responds by supplementally stating that none of the swaps included in the schedule of open swap contracts for the applicable Funds had any upfront payments/receipts. However, the Trust further responds that for future reporting of open swap contracts it will include a column for upfront payments/receipts as applicable.

Comment 7: With respect to an adviser’s ability to recoup previously waived fees or reimbursed expenses, please review future disclosure to ensure consistency with each Fund’s prospectus.

Response: The Trust responds by confirming it will review the applicable disclosure and revise the Form N-CSR disclosure in a manner consistent with each Fund’s prospectus.

Form N-CEN

All Funds

Comment 8: Please explain why Items C.20.b. (interfund lending) and C.20.c. (interfund borrowing) are not answered.

Response: The Trust responds by confirming that it should have responded “No” for Items C.20.b. (interfund lending) and C.20.c. (interfund borrowing), and the oversight will be corrected in future Form N-CEN filings.

Comment 9: Please reconcile the responses to Item B.9 for each of the N-CENs filed for the Funds with the fiscal years ended 10/31/2019, 12/31/2020 and 4/30/2020. The Staff notes the N-CENs filed for the fiscal years ended 10/31/2019 and 4/30/2020 list both Ms. Donna M. Barrette and Ms. Jennifer E. Kienbaum as chief compliance officer (“CCO”) for the registrant, but the N-CEN filed for the fiscal year ended 12/31/2019 lists only Ms. Barrette as CCO.

Response: The Trust responds by supplementally stating that the N-CEN filed for the fiscal year ended 10/31/2019 includes both Ms. Kienbaum and Ms. Barrette as Ms. Barrette became CCO for the Trust after the period covered by the report but prior to the date the report was filed. The response to Item B.9.i. was “No” as the CCO did not change during the period covered by the report.

Similarly, the Trust responds by supplementally stating the N-CEN for the fiscal year ended 12/31/2019 should have also included both Ms. Kienbaum and Ms. Barrette; however, Ms. Kienbaum was inadvertently omitted from the report. As the CCO changed since the last filing for the Funds covered by the report, the response to Item B.9.i. was “Yes”. At the time the omission of Ms. Kienbaum from the report was deemed not material and an amended N-CEN was not filed.

Lastly, the Trust responds by supplementally stating the N-CEN for the fiscal year ended 4/30/2020 correctly lists both Ms. Kienbaum and Ms. Barrette, and that as the CCO changed since the last filing for the Fund covered by the report, the response to Item B.9.i. was “Yes”.

Rareview Longevity Income Generation Fund

Comment 10: Please explain why the Trust responded “no” to Item B.23 (Rule 19a-1 notice) when the Rareview Longevity Income Generation Fund paid distributions from return of capital.

Response: The Trust responds by noting that while the Fund’s financial statements indicate distributions were paid from return of capital, at the time of the distributions, the payments were estimated to made from both net income and capital gain as of the close of the period as of which such distributions were made. Section 19 notices did not accompany these payments since, in order to do so, the return of capital would have had to be anticipated prior to making the distributions. Accordingly, the Trust responded “no” to Item B.23 of Form N-CEN.

Equable Shares Hedged Equity Fund (formerly, Equable Shares Large Cap Fund)

Comment 11: Please explain why Item C.3.e. for the Equable Shares Large Cap Fund was not checked indicating that it is a fund of funds.

Response: The Trust responds by acknowledging the Fund should have been identified as a fund of funds within the definition contained in Instruction 1 to Item C.3 of Form N-CEN, and the oversight will be corrected in future Form N-CEN filings.

* * * * *

If you have any questions regarding the foregoing, please contact the undersigned at (414) 765-6115.

Sincerely,

/s/ Adam W. Smith

Adam W. Smith
Secretary of Series Portfolios Trust

Appendix A

Fund	Fiscal Year End
Equable Shares Hedged Equity Fund (formerly, Equable Shares Large Cap Fund)	10/31/2019
Rareview Longevity Income Generation Fund	10/31/2019
Heitman US Real Estate Securities Fund	12/31/2019
MProved Systematic Merger Arbitrage Fund	12/31/2019
MProved Systematic Multi-Strategy Fund	12/31/2019
Palm Valley Capital Fund	12/31/2019
Oakhurst Strategic Defined Risk Fund	4/30/2020